[ Hyperstealth Biotechnology Corporation Letterhead ]

                         July 10, 2003

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Attn:  Mr. John Reynolds

         RE: Hyperstealth Biotechnology Corporation
         APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 FILE NO.: 333-58704
                   ---------

Dear Sir/Madam:

     Please be advised that Hyperstealth Biotechnology Corporation (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration
Statement on Form SB-2 and all subsequent amendments thereto originally filed with the Commission on April 11, 2001, (File No. 333-58704) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant believes that current domestic economic conditions do not support an initial public offering of the Registrant's securities. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.


     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at
(604)  408-3600.

                                               Very truly yours,
                                               Hyperstealth Biotechnology Corp.


                                               By: /s/ Guy Cramer
                                               --------------------------
                                               Name: Guy Cramer
                                               Title: President/CEO